UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

TERAYON COMMUNICATION SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

880775101
(CUSIP Number)

Robert Raynard
WaldenVC, LLC
750 Battery Street
San Francisco, CA 94111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box™.

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAME OF REPORTING PERSON: WaldenVC II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER 3,042,058

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,042,058

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,058

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAME OF REPORTING PERSON: WaldenVC II-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER 262,442

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 262,442

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,442

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP NO.  880775101

1.	NAME OF REPORTING PERSON: Walden Capital Partners II, L.P., S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER 911,630

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 911,630

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,630

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP NO.  880775101

1.	NAME OF REPORTING PERSON: Walden VC, LLC S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER 3,304,500

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,304,500

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAME OF REPORTING PERSON: Walden Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER 911,630

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 911,630

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,630

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) LP

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAME OF REPORTING PERSON: Arthur Berliner S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF/WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER 476 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 4,293,510 (2)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 476 (1)

	10.	SHARED DISPOSITIVE POWER 4,293,510 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,293,986

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Shares held by Arthur S. Berliner Family Trust Dated 4/24/85.
(2)	Includes right to acquire up to 2,380 shares through convertible debentures.

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAME OF REPORTING PERSON: Richard LeFurgy S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF/WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

	7.	SOLE VOTING POWER 5,000

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 5,000

	10.	SHARED DISPOSITIVE POWER 3,304,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,309,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO.  880775101

1.	NAME OF REPORTING PERSON: Steven Eskenazi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 3,304,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAMES OF REPORTING PERSON: Lawrence Marcus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY	7.	SOLE VOTING POWER 40,000

EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 3,304,500

	9.	SOLE DISPOSITIVE POWER 40,000

	10.	Shared Dispositive Power 3,304,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO.  880775101

1.	NAME OF REPORTING PERSON: Philip Sanderson S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7.	SOLE VOTING POWER 33,200

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 33,200

	10.	SHARED DISPOSITIVE POWER 3,304,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 880775101

1.	NAME OF REPORTING PERSON: George Sarlo S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF/WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7.	SOLE VOTING POWER 343,651 (2)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,587,939 (3)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 343,651 (2)

	10.	SHARED DISPOSITIVE POWER 1,587,939 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

(2)
Includes 89,400 shares held by the George S. Sarlo Charitable Remainder Trust Dated July 14, 1995, 249,490 shares held by the George S. Sarlo Revocable Trust Dated 12/23/91, and the right to acquire up to 4,761 shares through conversion of convertible debentures.

(3)	Includes right to acquire up to 35,709 shares through conversion of convertible debentures.

This statement constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed jointly on July 1, 2002 by (1) WaldenVC II, L.P., a California limited partnership (“VC2”), (2) WaldenVC II-Side, L.P., a California limited partnership (“WVC2-Side”), (3) WaldenVC, LLC, a California limited liability company (“WVC”), (4) Walden Capital Partners II, L.P., a California limited partnership (“WCAP2”), (5) Walden Partners II, L.P., a California limited partnership (“WP2”), (6) Arthur Berliner, a natural person, (7) Steven Eskenazi, a natural person, (8) Richard LeFurgy, a natural person, (9) Lawrence Marcus, a natural person, (10) Philip Sanderson, a natural person, and (11) George Sarlo, a natural person, collectively identified hereinafter as the “Reporting Persons,” with respect to the shares of common stock, par value $0.001 (“Common Stock”) of Terayon Communication Systems, Inc., a Delaware corporation (“TERN”). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

VC2 is the beneficial owner of 3,042,058 shares of common stock. Such shares represent approximately 4.2% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in TERN’s Form 10-Q for the quarter ended March 31, 2002 (“the March 2002 Form 10-Q”). VC2 has sole voting and dispositive power over 3,042,058 shares. During the past sixty days, VC2 has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
6/19/2002	92,063	$1.77	$ 162,956.01
6/21/2002	1,505,233	$1.04	$1,565,446.82
6/24/2002	281,806	$1.23	$ 347,753.10
6/25/2002	252,529	$1.24	$ 313,367.74
6/26/2002	133,676	$1.16	$ 155,549.89
6/27/2002	172,434	$1.22	$ 209,994.62
6/28/2002	68,126	$1.34	$ 91,184.34
7/1/2002	155,771	$1.30	$ 203,063.07
7/2/2002	126,495	$1.25	$ 158,034.70
7/3/2002	164,149	$1.25	$ 204,928.11
7/8/2002	51,458	$1.31	$ 67,224.73
7/9/2002	17,459	$1.28	$ 22,352.02
7/11/2002	20,859	$1.30	$ 27,121.20

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

WVC2-Side is the beneficial owner of 262,442 shares of TERN’s common stock. Such shares represent approximately 0.4% of TERN ‘s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WVC2-Side has sole voting and dispositive power over 262,442 shares. During the past sixty days, WVC2-Side has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II-Side, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
6/19/2002	7,937	$1.77	$ 14,052.99
6/21/2002	129,767	$1.04	$134,962.18
6/24/2002	24,294	$1.23	$ 29,983.30
6/25/2002	21,771	$1.24	$ 27,020.13
6/26/2002	11,524	$1.16	$ 13,413.83
6/27/2002	14,866	$1.22	$ 18,108.31
6/28/2002	5,874	$1.34	$ 7,866.26
7/1/2002	13,429	$1.30	$ 17,506.00
7/2/2002	10,905	$1.25	$ 13,628.12
7/3/2002	14,151	$1.25	$ 17,670.61
7/8/2002	4,542	$1.31	$ 5,933.66
7/9/2002	1,541	$1.28	$ 1,976.98
7/11/2002	1,841	$1.30	$ 2,397.80

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

WCAP2 is the beneficial owner of 911,630 shares of TERN’s common stock. Such shares represent approximately 1.3% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WCAP2 has sole voting and dispositive power over 911,630 shares. During the past sixty days, WCAP2 has effected the following transactions with respect to the Common Stock:

Transactions of Walden Capital Partners II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/30/2002	2,000	$3.02	$ 6,030.12
5/31/2002	71,000	$2.99	$212,460.18
6/3/2002	37,000	$2.82	$104,494.88
6/4/2002	58,430	$2.78	$162,527.96
6/5/2002	12,100	$2.83	$ 34,274.41
6/7/2002	40,500	$2.62	$106,143.86
6/10/2002	20,000	$2.50	$ 49,993.46
6/11/2002	12,000	$2.44	$ 29,236.15
6/12/2002	8,000	$2.25	$ 18,002.54
6/13/2002	7,000	$1.86	$ 12,995.44
6/14/2002	4,100	$1.49	$ 6,111.03
6/17/2002	5,000	$1.68	$ 8,375.31
6/18/2002	11,800	$1.97	$ 23,265.25
6/19/2002	48,000	$1.77	$ 84,725.32
6/20/2002	7,000	$1.54	$ 10,755.45
6/21/2002	156,900	$0.92	$143,587.48
6/24/2002	84,300	$1.21	$101,953.49
6/25/2002	108,000	$1.24	$133,783.70

Date of Transaction	Number of Shares	Cost per Share	Total Amount
6/26/2002	111,600	$1.17	$130,982.12
6/27/2002	53,900	$1.13	$ 61,102.90
6/28/2002	32,000	$1.33	$ 42,473.58
7/1/2002	5,000	$1.29	$ 6,425.31
7/2/2002	16,000	$1.27	$ 20,254.33

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

WVC is the beneficial owner of 3,304,500 shares of TERN’s common stock. Such shares represent approximately 4.5% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WVC has sole voting and dispositive power over 3,304,500 shares. WVC has not engaged in any transactions with respect to these shares in the past sixty days.

WP2 is the beneficial owner of 911,630 shares of TERN’s common stock. Such shares represent approximately 1.3% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WP2 has sole voting and dispositive power over 911,630 shares. WP2 has not engaged in any transactions with respect to these shares in the past sixty days.

Arthur Berliner is the beneficial owner of 4,293,986 shares of TERN’s common stock. Such shares represent approximately 5.9% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Berliner has sole voting and dispositive power over 476 shares and shared voting and dispositive power over 4,293,510 shares. Mr. Berliner shares voting and dispositive power over 911,630 shares with George Sarlo, 3,304,500 shares with Steven Eskenazi, Richard LeFurgy, Lawrence Marcus, and Philip Sanderson, and 77,380 shares with George Sarlo through management of the Walden Management Corporation Pension Plan. Though Mr. Berliner individually has not acquired shares during the past sixty days, on May 6, 2002, the Walden Management Corporation Pension Plan acquired 25,000 shares of Common Stock at a cost per share of $2.70 for a total amount of $67,504.50. This transaction was effected by open market purchase on the NASDAQ National Market System.

Steven Eskenazi is the beneficial owner of 3,304,500 shares of TERN’s common stock. Such shares represent approximately 4.5% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Eskenazi has shared voting and dispositive power over 3,304,500 shares. Mr. Eskenazi shares voting and dispositive power over 3,304,500 shares with Arthur Berliner, Richard LeFurgy, Lawrence Marcus, and Philip Sanderson. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Richard LeFurgy is the beneficial owner of 3,309,500 shares of TERN’s common stock. Such shares represent approximately 4.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. LeFurgy has sole voting and dispositive power over 5,000 shares. Mr. LeFurgy has shared voting and dispositive power over 3,304,500 shares. Mr. LeFurgy shares voting and dispositive power over 3,304,500 shares with Arthur Berliner, Steven Eskenazi, Lawrence Marcus, and Philip Sanderson. On May 15, 2002, Mr. LeFurgy acquired 5,000 shares of Common Stock at a cost per share of $3.00 for a total amount of $15,000.00. This transaction was effected by open market purchase on the NASDAQ National Market System.

Lawrence Marcus is the beneficial owner of 3,344,500 shares of TERN’s common stock. Such shares represent approximately 4.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Marcus has sole voting and dispositive power over 40,000 shares. Mr. Marcus has shared voting and dispositive power over 3,304,500 shares. Mr. Marcus shares voting and dispositive power over 3,304,500 shares with Arthur Berliner, Steven Eskenazi, Richard LeFurgy, and Philip Sanderson. On May 3, 2002, Mr. Marcus acquired 5,000 shares of Common Stock at a cost per share of $2.84 for a total amount of $14,200.00.

On June 21, 2002, Mr. Marcus acquired 15,000 shares of Common Stock at a cost per share of $0.90 for a total amount of $13,500.00. Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

Philip Sanderson is the beneficial owner of 3,337,700 shares of TERN’s common stock. Such shares represent approximately 4.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Sanderson has sole voting and dispositive power over 33,200 shares and shared voting and dispositive power over 3,304,500 shares. Mr. Sanderson shares voting and dispositive power of 3,304,500 shares with Arthur Berliner, Steven Eskenazi, Richard LeFurgy, and Lawrence Marcus. On May 16, 2002, Mr. Sanderson acquired 5,000 shares of Common Stock at a cost per share of $2.82 for a total amount of $14,100.00. On May 20, 2002, Mr. Sanderson acquired 1,000 shares of Common Stock at a cost per share of $2.77 for a total amount of $2,770.00. On May 23, 2002, Mr. Sanderson acquired 9,200 shares of Common Stock at a cost per share of $2.83 for a total amount of $26,036.00. On June 13, 2002 Mr. Sanderson acquired 8,000 shares of Common Stock at a cost per share of $1.86, and 10,000 shares of Common Stock at a cost per share of $1.66 for a total amount of $31,480.00. Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

George Sarlo is the beneficial owner of 1,931,590 shares of TERN’s common stock. Such shares represent approximately 2.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Sarlo has sole voting and dispositive power over 343,651 shares and shared voting and dispositive power over 1,587,939 shares. Mr. Sarlo shares voting and dispositive power of 911,630 shares with Arthur Berliner and 676,309 shares with Arthur Berliner through management of the Walden Management Corporation Pension Plan. Though Mr. Sarlo individually has not acquired shares during the past sixty days, the George S. Sarlo Charitable Remainder Trust dated July 14, 1995, the George S. Sarlo Revocable Trust dated December 23, 1991 and Walden Management Corporation Pension Plan have effected the following transactions with respect to the Common Stock:

Transactions of George S. Sarlo Charitable Remainder Trust dated 7/14/95

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/1/2002	7,000	$2.53	$17,712.48
6/6/2002	2,000	$2.79	$ 5,580.12
6/7/2002	8,000	$2.70	$21,585.83
7/2/2002	12,500	$1.26	$15,709.93
7/3/2002	27,900	$1.24	$34,556.40

Transactions of George S. Sarlo Revocable Trust dated 12/23/91

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/1/2002	76,323	$2.56	$195,006.61
5/2/2002	8,000	$2.61	$ 20,842.59
5/3/2002	54,267	$2.77	$150,542.91
5/6/2002	79,300	$2.64	$209,339.66
5/7/2002	29,700	$2.35	$ 69,771.60
5/9/2002	9,000	$2.44	$ 21,959.20
5/13/2002	40,600	$2.55	$103,359.57
5/14/2002	36,000	$2.67	$ 96,043.27
5/21/2002	5,000	$2.81	$ 14,073.59
5/22/2002	36,000	$2.79	$100,424.43
6/7/2002	2,000	$2.69	$ 5,378.13

Date of Transaction	Number of Shares	Cost per Share	Total Amount
6/21/2002	240,700	$0.92	$220,859.52
6/21/2002	380,000	$0.92	$349,574.47
7/2/2002	2,000	$1.27	$ 2,539.59
7/10/2002	6,000	$1.29	$ 7,729.97

Transactions of Walden Management Corporation Pension Plan

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/6/2002	1,000	$2.62	$ 2,615.06
5/23/2002	11,000	$2.85	$ 31,322.97
5/28/2002	1,200	$2.79	$ 3,346.09
5/29/2002	10,000	$2.83	$ 28,307.92
5/31/2002	6,000	$3.01	$ 18,059.60
6/5/2002	4,000	$2.83	$ 11,329.45
6/6/2002	12,000	$2.86	$ 34,369.00
6/7/2002	22,000	$2.63	$ 57,896.95
6/21/2002	380,000	$0.93	$353,415.00

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WALDENVC II, L.P.

By:

WaldenVC, LLC
General Partner

By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

WALDENVC II-SIDE, L.P.

By:

WaldenVC, LLC
General Partner

By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

WALDEN CAPITAL PARTNERS II, L.P.

By:

Walden Partners II, L.P.
General Partner

By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

WALDENVC, LLC

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

WALDEN PARTNERS II, L.P.

BY:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

BY:	/s/ ARTHUR BERLINER
Arthur Berliner

BY:	/s/ STEVEN ESKENAZI
Steven Eskenazi

Date:  September 17, 2002

By:	/s/ RICHARD LEFURGY
Richard Lefurgy

By:	/s/ LAWRENCE MARCUS
Lawrence Marcus

By:	/s/ PHILIP SANDERSON
Philip Sanderson

By:	/s/ GEORGE SARLO
George Sarlo